  EXHIBIT 6.13

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into and effective as of this 25 day of January, 2023, by and between Miranda Levy, an individual person with an address at 2407 N Coral Trace Cir, Delray Beach, FL 33445 (“Ms. Levy”) and Tropical Racing, Inc., a Florida corporation (“Tropical Racing”), regarding Ms. Levy’s provision of services as an Executive Administrator to Tropical Racing.

WITNESSETH

WHEREAS, Tropical Racing desires to employ Ms. Levy as an Executive Administrator of Tropical Racing and Ms. Levy desires to be employed pursuant to the terms and conditions contained herein; and

WHEREAS, Tropical Racing has been represented by Greenberg Traurig, P.A. (the “Firm”) during the negotiation and preparation of this Agreement; and

WHEREAS, Ms. Levy acknowledges that the Firm represents only Tropical Racing and that she has been provided the opportunity to retain her own independent legal counsel; and

WHEREAS, the Agreement supersedes any prior understandings or agreements between the parties whether written or verbal and any and all prior documentation is hereby cancelled, void and of no further effect as of the date hereof

NOW, THEREFORE, for and in consideration of the premises hereof and the mutual covenants contained herein, the parties hereto hereby covenant and agree as follows:

1. Title; Recitals. Subject to the terms and conditions set forth herein, Tropical Racing hereby retains Ms. Levy as an Executive Administrator. The Recitals set forth above are a part of the binding agreements of the parties contained in this Agreement.

2. Term. Tropical Racing or Ms. Levy may terminate and end the employment relationship at any time, with or without warning, and with or without cause. Nothing in this Agreement modifies or affects the employment-at-will relationship.

3. Compensations and Benefits. As consideration for the services rendered, Tropical Racing agrees to pay Ms. Levy for the term of this Agreement at a rate of $70,000 per year in installments consistent with Tropical Racing’s normal payroll schedule, subject to applicable withholding and other taxes. Ms. Levy is entitled to receive a car allowance equal to $250 per month. Additionally, during the term of this Agreement and in the discretion of the Tropical Racing board of directors, Ms. Levy is entitled to be granted incentive options, restricted stock, or other incentives pursuant to Tropical Racing’s 2020 Equity Incentive Plan which incentives shall vest over a three-year period.

4. Responsibilities. Ms. Levy shall report to the Chief Executive Officer of Tropical Racing and assume the role of Executive Administrator to the Chief Executive Officer. Ms. Levy will have the primary day-to-day responsibility for certain executive administration and bookkeeping which includes but is not limited to overseeing Tropical Racing’s financial data and compliance by maintaining accurate books on accounts payable and receivable, payroll, and daily financial entries and reconciliations to be provided to the Tropical Racing Interim Chief Financial Officer. As and if requested by Tropical Racing, Ms. Levy will perform daily accounting tasks such as monthly financial reporting, general ledger entries, paying invoices and record payments and adjustments. Ms. Levy may also be requested by Tropical Racing to assist with new hire documents, compliance, and temporary disability insurance and workers’ compensation filings. Additionally, Ms. Levy will serve in her role as Executive Administrator by:

•	Providing administrative assistance, such as writing and editing e-mails, drafting memos, and preparing communications on the Chief Executive Officer’s behalf
•	Maintaining comprehensive and accurate records
•	Performing minor accounting duties
•	Organizing meetings, including scheduling, sending reminders, and organizing catering when necessary
•	Answering phone calls in a polite and professional manner
•	Managing the Chief Executive Officer’s calendar, including making appointments and prioritizing the most sensitive matters business and personal
•	Managing the Chief Executive Officer’s travel arrangements and business and personal

5. Paid Time Off. Ms. Levy shall be entitled to two weeks’ vacation and 7 personal days as may be approved from time to time by the Chief Executive Officer.

6. Reimbursement. Tropical Racing agrees to reimburse Ms. Levy for all reasonable business expenses pre-approved by the Chief Executive Officer incurred in the execution of her duties upon Ms. Levy’s submission of actual receipts. Ms. Levy agrees to obtain Tropical Racing’s prior approval for any and all business expenditures.

7. Confidential Information. Ms. Levy agrees that during her employment and for a period of five years after her termination date, Ms. Levy shall not at any time divulge, communicate, use to the detriment of Tropical Racing or for the benefit of any other person or persons, or misuse in any way, any Confidential Information pertaining to the business of Tropical Racing. “Confidential Information” means all trade secrets and information about Tropical Racing or any related entity or its business disclosed to Ms. Levy or known by Ms. Levy as a consequence of or through the position of her employment with Tropical Racing or any related entity (including information conceived, originated, discovered or developed by Ms. Levy and information acquired by Tropical Racing or any related entity from others) prior to or during her employment, and not generally or publicly known (other than as a result of disclosure by Ms. Levy in breach of this Agreement). Confidential Information includes, but is not limited to, such information related to Tropical Racing’s or any related entity’s current and potential members, shareholders, and other investors, including their identities and contact information, and Tropical Racing’s financial condition, prospects, technology, customers, suppliers, sources of leads and methods of doing business. Any Confidential Information or data now or hereafter acquired by Ms. Levy with respect to the business of Tropical Racing (which shall include, but not be limited to, information concerning Tropical Racing’s current and potential investor base, including their identities and personal information, and Tropical Racing’s financial condition, prospects, technology, customers, suppliers, sources of leads and methods of doing business) shall be deemed a valuable, special and unique asset of Tropical Racing that is received by Ms. Levy in confidence and as a fiduciary, and Ms. Levy shall remain a fiduciary to Tropical Racing with respect to all of such information. Notwithstanding the foregoing, nothing herein shall be deemed to restrict the Ms. Levy from disclosing Confidential Information as required to perform her duties under this Agreement or to the extent required by law. If any person or authority makes a demand on Ms. Levy purporting to legally compel her to divulge any Confidential Information, Ms. Levy immediately shall give notice of the demand to Tropical Racing so that Tropical Racing may first assess whether to challenge the demand prior to Ms. Levy’s divulging of such Confidential Information. Ms. Levy shall not divulge such Confidential Information until Tropical Racing either has concluded not to challenge the demand, or has exhausted its challenge, including appeals, if any. Upon request by Tropical Racing, Ms. Levy shall deliver promptly to Tropical Racing upon termination of her services for Tropical Racing, or at any time thereafter as Tropical Racing may request, all memoranda, notes, records, reports, manuals, drawings, designs, computer files in any media and other documents (and all copies thereof) containing such Confidential Information.

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8. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida, without regard to principles of conflict of laws.

9. Jurisdiction and Venue. The parties acknowledge that a portion of the anticipated performance of this Agreement shall occur in Miami-Dade County, Florida, Broward County, Florida, and Palm Beach County, Florida and that, therefore, without limiting the jurisdiction or venue of any other federal or state courts, each of the parties irrevocably and unconditionally (i) agrees that any suit, action or legal proceeding arising out of or relating to this Agreement which is expressly permitted by the terms of this Agreement to be brought in a court of law, shall be brought in the courts of record of the State of Florida in Miami-Dade County, Broward County, Palm Beach County or the court of the United States, Southern District of Florida; (ii) consents to the jurisdiction of each such court in any such suit, action or proceeding; (iii) waives any objection which it or he may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (iv) agrees that service of any court papers may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in such courts.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between Ms. Levy and Tropical Racing (or any of its affiliates) with respect to such subject matter. This Agreement may not be modified in any way unless by a written instrument signed by both Ms. Levy and Tropical Racing.

11. Assignment. Neither party may assign or transfer this Agreement or any rights or obligations hereunder without the prior consent of the other party.

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The parties hereto have caused this Agreement to be executed as of the date set forth above.

TROPICAL RACING:

TROPICAL RACING, INC., a Florida corporation

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	Chief Executive Officer

MS. LEVY:

/s/ Miranda Levy
Miranda Levy

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